Exhibit 99.3

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.

Explanatory Notes to the Agenda

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 2 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Explanatory notes to the agenda for the 2024 annual general meeting of shareholders of ProQR Therapeutics N.V. (the “General Meeting”; the "Company") taking place on Wednesday May 22, 2024, at 16:30 hours CEST, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:
Report of the Management Board for the financial year 2023 (discussion item)

The management board of the Company (the "Management Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 3 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2023 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:
Adoption of the annual accounts for the financial year 2023 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Management Board has drawn up such annual accounts for the financial year 2023 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Management Board and by all members of the supervisory board of the Company (the “Supervisory Board”). The Annual Accounts also reflect the appropriation of the net result for the financial year 2023. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 4:
Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2023 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2023 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 3 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 5:
Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2023 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2023 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 6:
Appointment of Gerard Platenburg as Management Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 15.4 of the articles of association of the Company, to appoint Mr. Gerard Platenburg as a member of the Management Board, with effect from the date of this General Meeting for a term of 4 years until the close of the annual general meeting of shareholders in 2028.

Mr. Platenburg (age: 60) is a co-founder and has served as our Chief Scientific Officer since 2022, following his tenure as Chief Innovation Officer from 2014 to 2022. Mr. Platenburg has an extensive background in RNA modulation and orphan drug discovery and development and currently oversees our Innovation and Research & Development activities. Mr. Platenburg has more than twenty-five years of senior managerial experience in growing biotech companies. Prior to joining our company, Mr. Platenburg worked at Isa Pharmaceuticals as its Chief Executive Officer. He co-founded Prosensa, growing it to become a well-known clinical stage RNA modulation company, and held various positions including Chief Executive Officer and Chief Development Officer. Mr. Platenburg also worked at Pharming. He is regarded as a pioneer in oligonucleotide based drug development. Mr. Platenburg has a master’s degree in chemistry and molecular biology from Leiden University in 1987. Mr. Platenburg beneficially owns 818,885 ordinary shares in the Company, holds 1,011,270 options to acquire ordinary shares and has 9,879 restricted stock units in the Company.

In view of Mr. Platenburg’s experience as set out above and his in-depth knowledge of both the Company and the science, the Supervisory Board believes Mr. Platenburg to be a very valuable addition to the Company’s Management Board and proposes to appoint Mr. Platenburg as a member of the Management Board.

Agenda item 7:
Appointment of Martin Maier, PhD, as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to appoint Dr. Martin Maier as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of 4 years until the close of the annual general meeting of shareholders in 2028.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 4 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Dr. Maier (age: 58) is Senior Vice President Research, heading the Oncology group at Alnylam Pharmaceuticals. Since joining Alnylam in 2006, Dr. Maier has contributed to the development of lipid nanoparticles and GalNAc conjugates, two clinically validated platforms for siRNA delivery, as well as the advancement of multiple therapeutic programs to development, which has resulted in the approval of five RNAi therapeutics to date including the approval of ONPATTRO™, the first-ever RNAi therapeutic and GIVLAARI™, the first GalNAc conjugate. He received his PhD in Organic Chemistry in 1997 from University of Tübingen, Germany with Professor Ernst Bayer. After his postdoctoral research at Isis (now Ionis) Pharmaceuticals, he assumed a permanent position working on novel chemistries and delivery systems for antisense oligonucleotides. Dr. Maier has more than 25 years of experience in the field of oligonucleotide therapeutics in both ASO and RNAi platforms and authored more than 90 peer-reviewed scientific publications, reviews and book chapters and is the inventor on more than 40 issued patents. Dr. Maier is a current member of ProQR’s scientific advisory board. Dr. Maier holds 1,500 options to acquire ordinary shares in the Company.

The Company believes that Dr. Maier’s significant and expert knowledge in the field of RNA platforms, delivery technologies, and involvement in multiple RNA product approvals is of great value to the Company. His experience and contributions to the Company’s scientific advisory board have been instrumental to the Company’s progress to date, and as we progress our first EON programs to clinical stage, Dr. Maier’s experience and depth of knowledge will enhance and complement our Supervisory Board and we therefore are nominating him for appointment to the Supervisory Board.

Agenda item 8:
Re-appointment of Dinko Valerio, PhD, as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to reappoint Dinko Valerio, PhD, as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of two years until the close of the annual general meeting of shareholders in 2026.

Dr. Valerio (age: 67) is one of our founders and part of our Supervisory Board since 2014. As a scientist and an experienced biotech entrepreneur Dr. Valerio is founder and former CEO of Crucell, and one of the founders of its spinout, Galapagos Genomics. Furthermore, he was co-founder and former general partner of Aescap Venture, a life sciences venture capital firm and co-founder and current board member of Leyden Laboratories. He served as professor of gene therapy at the University of Leiden, received his Master’s degree in Biology from the University of Amsterdam and completed his PhD. in Molecular Genetics with Honors at the University of Leiden. Dr. Valerio was a visiting scientific specialist at Genentech, and a postdoctoral fellow at the Salk Institute. He is an author on more than 100 articles in peer-reviewed journals and an inventor on 11 patent-families. Mr. Valerio beneficially owns 725,692 ordinary shares in the Company and holds 216,453 options to acquire ordinary shares in the Company.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 5 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

The Company believes that Dr. Valerio's experience as an entrepreneur in the Dutch Biotech industry, being founder of Crucell and Galapagos Genomics, as well as his experience in the venture capital industry, particularly with biopharmaceutical companies, and his experience serving on the boards of directors of a number of biopharmaceutical companies provide him with the qualifications and skills to be a member of our Supervisory Board. Dr. Valerio has served on the Supervisory Board of the Company as from 2014, hence for ten years in total now. In view of the way Dr. Valerio has performed his tasks as chairman of the Supervisory Board until now, and further taking into account his past experience in the Dutch biotech industry as well as his in-depth knowledge, the Supervisory Board believes that Dr. Valerio can play an important role for the sustainable success of the Company as a member of the Supervisory Board, which justifies a reappointment for another 2 years.

Agenda item 9:
Re-appointment of James Shannon, MD, as Supervisory Board member (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to reappoint James Shannon, MD, as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of two years until the close of the annual general meeting of shareholders in 2026. If reappointed by the general meeting, James Shannon will take over the role of chairperson of the Supervisory Board.

Dr. Shannon (age: 67) has served on our Supervisory Board since June 2016 and has been chair of our scientific advisory board since 2020. Dr. Shannon has had an extensive career in drug development and pharma. From 2012 until his retirement in 2015, he was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He has previously held board positions at companies including Biotie, Circassia, Crucell, Endocyte and Cerimon Pharmaceuticals. Dr. Shannon currently is chairman of the board at Mannkind Corp and Kyowa Kirin and holds board positions at myTomorrows and Leyden Laboratories. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a member of the Royal College of Physicians. Dr. Shannon beneficially owns 61.538 shares in the capital of the Company, and holds 225,533 options to acquire ordinary shares in the Company.

Dr. Shannon has served on our Supervisory Board since June 2016. The Company believes his broad knowledge and significant international experience in drug development and pharma are of significant value to the Supervisory Board and that he has the qualifications and skills to continue to be a very valuable addition to the Supervisory Board, justifying a reappointment for another 2 years.

Agenda Item 10:
Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2025 (voting item)

At the annual general meeting of shareholders held in 2023 (the “2023 AGM”), the general meeting of shareholders appointed KPMG Accountants N.V. as the external independent auditor for the audit of the annual accounts for the financial year 2024. In line with the advice from the audit committee, the Supervisory Board proposes to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2025.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 6 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 11:
Authorization of the Management Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

At the 2023 AGM, shareholders of the Company approved the authority of the Management Board to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2023 AGM: a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2023 AGM and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Management Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Management Board and Supervisory Board believe that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The Management Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and its Supervisory Board and Management Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

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It is therefore proposed to delegate to the Management Board (or one-tier board in case agenda item 13 would be approved) the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2023 AGM will remain in force.

Agenda item 12: Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2023 AGM, The General Meeting granted authorization to the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2023 AGM.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 8 / 9 2024 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

It is now proposed to authorize the Management Board (or one-tier board in case agenda item 13 would be approved) to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2023 AGM will remain in force.

Agenda item 13: Change of the board structure (voting item)

The current board structure of the Company, is characterized by a two-tier system. This system comprises a Supervisory Board and a Management Board. Under this agenda item it is proposed to change this two-tier system to a one tier board system consisting of a unitary board comprising both executive and non-executive directors (the “Board”).

In the proposed one-tier board system, the Board as a collective (i.e., the executive directors and the non-executive directors) is responsible for the management of the Company. The executive directors would manage the day-to-day business and operations of the Company and would implement the Company's strategy. The non-executive directors would focus on the supervision of the policy and functioning of the performance of the duties of all directors and the Company's general state of affairs.

Rationale for change of the board structure.

The proposal to transition from a two-tier board system to a one-tier board system is driven by several considerations:

-	Streamlined Decision-Making: A one-tier board can potentially make decisions more swiftly as it combines both executive and non-executive directors on a single board. This can lead to more efficient governance and quicker responses to market changes or strategic opportunities.

-	Enhanced Collaboration: With a one-tier board, the distinction between directors who manage the Company's daily operations and those who provide oversight is less pronounced. This can foster a more collaborative environment and facilitate the sharing of information.

-	Alignment with International Practices: Many international investors and stakeholders are more familiar with the one-tier board structure, which is typically more common in the United States and other jurisdictions. Adopting this structure can make the Company’s governance more understandable and attractive to a broader range of investors.

To the extent necessary, the approval of this agenda item by the AGM will include all necessary changes to be made to the governance set up to give full effect to the introduction of the one-tier system, which includes, among other things, the following items:

-	The designation of the current members of the Management Board as the executive directors.
-	The designation of all current members of the Supervisory Board (including the individuals (re-) appointed during the AGM) as the non-executive directors of the Board.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

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-	Any existing authorizations granted to the Management Board by the general meeting of shareholders to issue shares, limit or exclude statutory pre-emption rights and repurchase shares will be vested in the Board.
-	A new compensation policy for the Board which combines that content from the existing polices for the Management Board and the Supervisory Board. No (material) changes have been made to the compensation principles. This compensation policy has been made available on the Company’s website.
-	A revised equity incentive plan in order to reflect the change to the Board. No other or material changes were made. This revised draft of the equity incentive plan as well as a redline against the current stock option plan have been made available on the Company’s website.

The aforesaid changes will take place from the moment the one tier system comes into effect.

In view of the foregoing it is proposed to approve (i) the transition from a two-tier board system to a one-tier board system, and (ii) the amendment of the Company’s articles of association in order to introduce the one-tier board system. For the avoidance of doubt the approval of this agenda item will include a redline showing the proposed changes to the Company’s articles of association in order to give effect to the change of the board structure has been made available on the Company's website (http://www.proqr.com) and at the Company's office address. Adoption of this proposal by the AGM includes the authorization of each executive director of the Company and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the articles of association of the Company executed.

The Management Board and the Supervisory Board

April 23, 2024

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com